April 13, 2012

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Och-Ziff Capital Management Group LLC

Form 10-K for the fiscal year ended December 31, 2011

Filed February 27, 2012

File No. 1-33805

Dear Mr. Cash:

On behalf of Och-Ziff Capital Management Group LLC (the “Company”), this letter responds to the comments of the Staff of the SEC set forth in your letter dated April 3, 2012, relating to the Company’s 2011 Form 10-K filing as noted above (the “Letter”). For convenience, each Staff comment contained in the Letter is followed by the Company’s response to that comment.

Form 10-K for the fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, page 60

General

1.	With a view towards future disclosure, please: quantify the amounts of assets under management that are concentrated in sovereign and non-sovereign debt exposures in European countries of concern; explain if/how changes in these amounts impacted your results; and address the potential impact, risks and uncertainties that may be associated with future changes in these exposures. Please provide your analysis separately for each European country for which you have significant AUM related to sovereign and non-sovereign debt.

The Company respectfully informs the Staff that the amount of assets under management concentrated in sovereign and non-sovereign debt in European countries is immaterial. The Company undertakes to address these exposures in future filings should our fund holdings be expected to have a material impact on the Company.

Och-Ziff Capital Management Group LLC

April 13, 2012

2.	We note your disclosure on page 61 regarding the percentage of the OZ Master Fund invested in cash. With a view towards future disclosure, please help us understand whether your assets under management contain money market funds that you sponsor. Please also tell us what consideration you have given to the possibility of supporting such funds in the event of a decline in the value of their net assets.

The Company respectfully informs the Staff that the Company does not sponsor any money market funds. The disclosure is referring to the amount of actual cash and cash equivalents held by the OZ Master Fund.

3.	We note your disclosure on page 61 that you entered 2012 with high-water marks on certain funds. With a view towards future disclosure, please discuss and quantify how these high-water marks will impact incentive income in future periods.

The Company respectfully informs the Staff that as discussed on page 68 of the 2011 Form 10-K (see “Understanding Our Results—Revenues—Incentive Income”), the Company will not be able to earn incentive income with respect to a fund investor’s loss in the year or years following negative investment performance until such loss is recouped, at which point a fund investor’s investment surpasses the high-water mark. The Company earns incentive income on any net profits in excess of the high-water mark. The Company would not be obligated to recoup any prior losses to the extent a fund investor redeems their investment in the funds. Accordingly, the Company would not know the impact the high-water marks would have in future periods until the end of the year, as a portion of the assets subject to the high-water mark could be redeemed. The Company discloses the net returns for its main funds on a monthly basis on Form 8-K and quarterly basis on Form 10-Q, which allows investors to have an understanding of the magnitude of the losses incurred in 2011, and thereby allowing them to assess the potential impact to our ability to earn incentive income in 2012 on a regular basis.

13. Commitments and Contingencies, page F-36

Litigation, page F-38

4.	With a view towards future disclosure, please tell us what consideration you have given to the potential impact of litigation matters on your cash flows.

The Company respectfully informs the Staff that management considers all known contingencies, including litigation, when determining the appropriate level of disclosure in its periodic filings with the Commission. The Company determined in accordance with FASB ASC Topic 450, Contingencies, and all other related GAAP and SEC guidance, that no accrual or disclosures were necessary related to litigation. In future filings, the Company

Och-Ziff Capital Management Group LLC

April 13, 2012

proposes to enhance the referenced disclosure to clarify when the Company does not expect litigation to have a material impact on its consolidated financial statements, substantially as set forth below:

Litigation

From time to time, the Company is involved in litigation and claims incidental to the conduct of the Company’s business. The Company is also subject, from time to time, in the ordinary course of business, to reviews, inquiries and investigations by agencies that have regulatory authority over the Company’s business activities. The Company is currently not subject to any pending judicial, administrative or arbitration proceedings that are expected to have a material impact on the Company’s consolidated financial statements. ~~results of operations or financial condition~~

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The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information or wish to discuss any part of the Company’s responses, please call me at (212) 790-0160 or Jeffrey C. Blockinger at (212) 719-7302.

Very Truly Yours, OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

/s/ Joel M. Frank
By: Joel M. Frank
Title: Chief Financial Officer, Senior Chief Operating Officer and Executive Managing Director

Cc:	Securities and Exchange Commission

Tricia Armelin

Anne McConnell